EXHIBIT 13.1

Capview Residential Income - Fund VII, LP

Summary of Terms of Equity Investment in Real Estate Limited Partnership

Name	Capview Residential Income - Fund VII, LP (“CRI7” or the “Fund”)
Management – General Partner	CRI VII GP, LLC (the “GP”), an affiliate of Capview Partners, LLC
Type of Fund	Closed-End Limited Partnership
Investment Class	Alternative
Asset Class	Real Estate
Segment	Single-Family Rental (“SFR”)
Fund Category	Core
Investment Objective

To generate predictable cash flow distributions with rental income from a geographically diversified portfolio of single-family rental properties pre-leased under a long-term master lease (the “SFR Properties”).

The Fund will hold the SFR Properties through the Fund’s duration. At the exit, seek the best price for the SFR Properties either through individual sale through the real estate market, a portfolio sale to a REIT or Delaware Statutory Trust (DST) sponsor, or a securitized product offered through an affiliate of the GP.

Master Lease

Capview Exchange Residential, LLC (“CXR”), an affiliate of the GP, leases the SFR Properties under a 15-year master lease. Under the master lease, CXR will continue to provide rental payments to the Fund regardless of whether the SFR Properties are occupied by subtenants. CXR will pay for all fixed property costs and continue making rental payments during any periods of vacancy. Such fixed property costs include but are not limited to property taxes, insurance and maintenance, and tenant improvements to the property. To cover these costs, CXR holds reserves based on extensive historical data and supported by a third-party actuarial study.

Risk Profile	Low to moderate
Leverage	65%-70% loan-to-value
Duration	Estimated 3-year to 5-year hold period
Offering Period	Upon the commitment of Offering Size or earlier as determined by the GP
Unit Type	Limited partnership interest (“Units”)
Units Offered	30,000 Units
Unit Price	$1,000 per Unit
Minimum Investment	$25,000 (25 Units)
Offering Size	$30,000,000
Use of Proceeds	To acquire SFR properties
NAV Calculation	Not applicable
Targeted Cash Yield	5.75% cash yield, increasing ~2% per year, paid quarterly
Promote	20% to GP over a 6.0% IRR
Acquisition Fee	4.0% of purchase price of SFR Properties
Asset Management Fee	No asset management fees
Disposition Fee	1.5% of disposition price

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Investor Suitability	This investment is best suited for investors seeking an attractive risk-adjusted cash yield that is stable and predictable over a medium to long investment horizon.
Target Investors’ Profile	High net worth, accredited investors, non-accredited investors subject to investment limitations
Legal Advisors	Hallett & Perrin PC
Tax Advisor	Ernst & Young LLP

Disclaimer

This is neither an offer to sell nor a solicitation of an offer to buy a security; such an offering is made only by the confidential private offering memorandum. This material has been prepared for informational purposes only. It should not be relied upon for any other purpose. The forward-looking statements contained in this material are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. There can be no assurances that such statements will be accurate or achieved. Our actual results, performance or achievements could differ materially from the results, performance and achievements expressed or implied by such forward-looking statements. Property owners should perform their own investigations before considering a master lease program as set forth in this material and consult with their own legal and tax advisors.

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